SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Angiotech Pharmaceuticals, Inc.

(Name of Issuer)

Common shares, without par value

(Title of Class of Securities)

034918201

(CUSIP Number)

June 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G/A

CUSIP No. 034918201	Page 2 of 11

1	NAME OF REPORTING PERSONS Highland Crusader Offshore Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 432,750**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 432,750**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12	TYPE OF REPORTING PERSON* PN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 034918201	Page 3 of 11

1	NAME OF REPORTING PERSONS Highland Crusader Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 432,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 432,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12	TYPE OF REPORTING PERSON* PN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 034918201	Page 4 of 11

1	NAME OF REPORTING PERSONS Highland Crusader GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 432,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 432,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12	TYPE OF REPORTING PERSON* OO
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 034918201	Page 5 of 11

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 432,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 432,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12	TYPE OF REPORTING PERSON* IA, PN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 034918201	Page 6 of 11

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 432,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 432,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12	TYPE OF REPORTING PERSON* HC, CO
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

13G/A

CUSIP No. 034918201	Page 7 of 11

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 432,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 432,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12	TYPE OF REPORTING PERSON* HC, IN
*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (the “Crusader Fund”), Highland Crusader Fund GP, L.P., a Delaware limited partnership and general partner of the Crusader Fund (the “Crusader GP”), Highland Crusader GP LLC, a Delaware limited liability company and general partner of the Crusader GP (the “Crusader LLC”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on June 15, 2012 (the “Original 13G”) by the Reporting Persons.

James D. Dondero is the President of Strand. Strand is the general partner of Highland Capital. Highland Capital serves as the advisor to the Crusader Fund, among other funds and managed accounts.

Item 4	Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)	The Crusader Fund is the beneficial owner of 432,750 Common Shares that it holds directly. The Crusader GP and the Crusader LLC may be deemed the beneficial owners of the 432,750 Common Shares held by the Crusader Fund as the general partner of the Crusader Fund and as the general partner of the general partner of the Crusader Fund, respectively.

As advisor to the Crusader Fund, Highland Capital and Strand may be deemed the beneficial owners of the 432,750 Common Shares held by the Crusader Fund.

Mr. Dondero may be deemed the beneficial owner of the 432,750 Common Shares held by the Crusader Fund as President of Highland Capital.

(b)	The Crusader Fund, the Crusader GP, the Crusader LLC, Highland Capital and Strand may be deemed the beneficial owners of 3.4% of the outstanding Common Shares. This percentage was determined by dividing 432,750, the number of Common Shares held directly by the Crusader Fund, by 12,556,673, which is the number of Common Shares outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2012 filed with the Securities and Exchange Commission on May 15, 2012.

Mr. Dondero may be deemed the beneficial owner of 3.4% of the outstanding Common Shares. This percentage was determined by dividing 432,750, the number of Common Shares held directly by the Crusader Fund, by 12,556,673, which is the number of Common Shares outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2012 filed with the Securities and Exchange Commission on May 15, 2012.

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(c)	The Crusader Fund has the sole power to vote and dispose of the 432,750 Common Shares that it holds directly. The Crusader GP, the Crusader LLC, Highland Capital and Strand have the shared power to vote and dispose of the 432,750 Common Shares held by the Crusader Fund. Mr. Dondero has the shared power to vote and dispose of the 432,750 Common Shares held by the Crusader Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is hereby amended and restated to read as follows:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 10	Certification.

For the Crusader Fund, the Crusader GP and the Crusader LLC:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For Highland Capital, Strand and Mr. Dondero:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2012

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P., its general partner

	By:	Highland Crusader GP, LLC, its general partner

		By:	Highland Capital Management, L.P., its sole member

			By:	Strand Advisors, Inc., its general partner

				By:	/s/ Mark Okada
				Name:		Mark Okada
				Title:		Executive Vice President

HIGHLAND CRUSADER FUND GP, L.P.

		By:	Highland Crusader GP LLC, its general partner

			By:	Highland Capital Management, L.P., its sole member

				By:	Strand Advisors, Inc., its general partner

					By:	/s/ Mark Okada
					Name:	Mark Okada
					Title:	Executive Vice President

HIGHLAND CRUSADER GP, LLC

		By:	Highland Capital Management, L.P., its sole member

			By:	Strand Advisors, Inc., its general partner

				By:	/s/ Mark Okada
				Name:		Mark Okada
				Title:		Executive Vice President

10 of 11

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Mark Okada
Name: Mark Okada
Title: Executive Vice President

STRAND ADVISORS, INC.

By:	/s/ Mark Okada
Name:		Mark Okada
Title:		Executive Vice President

/s/ James. D. Dondero
James D. Dondero

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